UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 23, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BHP Billiton Limited and BHP Billiton Plc

Date: September 23, 2015	By:	/s/ Margaret Taylor
	Name:	Margaret Taylor
	Title:	Group Company Secretary

	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1LH UK
	GPO BOX 86	Tel +44 20 7802 4000
23 September 2015	Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
	Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notice of 2016 Interim Dividend Dates

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

The proposed dates1 for the 2016 Interim Dividend of BHP Billiton Limited and BHP Billiton Plc are as follows:

2016 Interim Dividend

Half Yearly Results Announcement and Dividend Determination	23 February 2016

Last day to trade cum dividend on JSE Limited and currency conversion into RAND	4 March 2016

Ex-Dividend Date (Johannesburg Stock Exchange)	7 March 2016

Ex-Dividend Date (Australian & New York[2] stock exchanges)	9 March 2016

Ex-Dividend Date (London Stock Exchange)	10 March 2016

Record Date (including currency conversion and currency election date for Australian & London stock exchanges)	11 March 2016

Payment Date	31 March 2016

Please note that BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 7 and 11 March 2016 (inclusive), nor will transfers between the UK register and the South African register be permitted, between the dates of 4 March and 11 March 2016 (inclusive).

/s/ Rachel Agnew

Rachel Agnew

Company Secretary

[1]	Dates are subject to change.
[2]	BHP Billiton Limited and BHP Billiton Plc shares are listed in the form of American Depositary Shares (ADSs) and traded as American Depositary Receipts (ADRs) on the NYSE. Each ADS represents two ordinary shares

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia